UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of   May 2007
Commission File Number    001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.          Form 20-F [ ]         Form 40-F [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.               Yes [ ]               No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Date:   May 10, 2007
MAGNA INTERNATIONAL INC.
(Registrant)


By:_____/s/Bassem A. Shakeel______________
     Bassem A. Shakeel, Assistant Secretary

EXHIBITS

Exhibit 99.1
Press release issued May 10, 2007, in which the Registrant announced its interim unaudited financial results for the first quarter three-month period ended March 31, 2007 and declared its quarterly dividend in the amount of US$0.24 per Class A Subordinate Voting Share and Class B Share.

Exhibit 99.2
Press release issued May 10, 2007, in which the Registrant announced a major strategic investment in the Registrant by Russian Machines, a wholly-owned subsidiary of Basic Element, which press release is incorporated by reference to the press release attached as an exhibit to the Schedule TO filed by the Registrant on May 10, 2007.